Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

April 8, 2026

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	MDA SPACE LTD.

We are pleased to confirm that copies of the following proxy-related materials were mailed on April 7, 2026 to the Registered Securityholders, to the Non-Objecting Beneficial Owners ("NOBO"), to the ESPP Holders, and to the Auditor and Directors:

1	Proxy with Notice-and-Access Notice and Request for Financial Statements - Registered Securityholders, Auditor and Directors

2	Voting Instruction Form with Notice-and-Access Notice and Request for Financial Statements - NOBOs, ESPP Holders

3	Notice of Meeting Combined with Information Circular - NOBOs Requesting Full Package

4	Virtual Meeting Guide Form

5	Proxy Return Envelope - Registered Securityholders, NOBOs, ESPP Holders

Yours truly,
TSX Trust Company

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